SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July 2010

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

INVESTORS CONTACT
investor.relations@homex.com.mx

Vania Fueyo
SECOND QUARTER 2010 RESULTS	INVESTOR RELATIONS OFFICER
+ 5266.7758.5838
vfueyo@homex.com.mx

Homex Reports Solid Revenue Growth of 15.7 Percent as well as Positive Quarterly Cash Flow Generation

Culiacan Mexico, July 26, 2010—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the Second Quarter ended on June 30th, 2010[1].

As previously stated, effective January 1, 2010, and in accordance with the INIF 14 rule, Homex recognizes its revenues, costs and expenses when the Company has transferred the control of the home to the homebuyer. Homes under construction are now considered as inventory until they are titled.

We have presented 2Q09 figures on the same basis as 2Q10, since INIF 14 requires that all periods be presented on a consistent basis, giving effect to the new accounting standard.

Commenting on second quarter results, Gerardo de Nicolás, Chief Executive Officer of Homex, said: “I feel very pleased with our second quarter results, as we were able to achieve double digit revenue growth of 15.7 percent – clearly ahead of our 2010 yearly guidance - while at the same time delivering on our undertaking of generating positive Free Cash Flow. Our results demonstrate the effectiveness of our proactive strategy of realigning our product mix to attend to the most profitable segments of the market with a product offering that is affordable for families who earn between two to eleven times minimum wages which, in some markets today, are unattended by medium and small sized homebuilders who have exited the market in light of credit restrictions. This has opened a new and significant opportunity for well capitalized homebuilders with a proven expertise in the market, such as Homex.

[1] Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). Second Quarter 2010 and 2009 figures are presented without recognizing the effects of inflation, per the application of MFRS B-10 “Effects of inflation. ” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader and are estimated, using an exchange rate of Ps. 12.8394 per US$1.00. Second quarter 2010 and 2009 financial information is unaudited and is subject to adjustments.
Figures comparisons expressed in basis points are provided for the convenience of the reader. Basis points figures may not match, due to rounding.

SECOND QUARTER 2010 RESULTS

Highlights

At the same time, we have continued to follow a conservative investment policy to work diligently to improve the speed of our construction process, to positively and sustainably impact our working capital cycle. Our work with INFONAVIT also reflects our improved collection process, where during the first six months of the year, we were able to grow our collected units by 25 percent, compared to an average of negative 0.3 percent among the other public homebuilders. We have enjoyed a six percent growth in INFONAVIT formalized mortgages during the period.

• Total revenue increased 15.7 percent in the second quarter of 2010 to Ps.4.8 billion (US$376 million) from Ps.4.2 billion (US$325 million) for the same period in 2009.

• In the second quarter of 2010, the total number of titled homes increased 3.3 percent compared to the second quarter of 2009 (12,312 vs 11,915), mainly driven by the Company’s strategy of focusing on the most profitable segments, with a product offering affordable for families who earn between two to eleven times minimum wages.

“The second quarter of 2010 was also gratifying for our operations abroad, as we effectively collected the first revenues for the year from our pilot project at Sao Jose Dos Campos, a fact that encourages us to continue to prudently look for additional opportunities in Brazil to replicate our business model.

• Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the quarter was Ps.1,060 million, a 9.1 percent increase from the Ps.972 million reported in the second quarter of 2009. EBITDA margin was 22.0 percent, in line with the Company’s yearly guidance of 21.0 to 22.0 percent.

“As we look ahead to the remainder of the year, we feel confident in our growth strategy, which we believe will allow us to continue to deliver on our yearly guidance. We continue to be supported by the solid fundamentals of the homebuilding industry in Mexico, leveraged mainly by the main mortgage financing institutions INFONAVIT and FOVISSSTE, institutions that today have financed 87 percent of our total units,” concluded Mr. de Nicolás.

• In the second quarter of 2010, free cash flow generation resulted in a positive balance of Ps. 181 million, as a result of increased sales and lower land purchases, in line with the Company’s strategy to preserve cash.

SECOND QUARTER 2010 RESULTS

FINANCIAL AND OPERATING HIGHLIGHTS
	2Q'10
	Thousands U.S	2Q'10
	Dollars	Thousands of	2Q'09	% Chg.
	(Convenience	pesos
	Translation)
Volume (Homes)	12,312	12,312	11,915	3.3%
Revenues	$375,887	$4,826,162	$4,169,473	15.7%
Cost	$260,129	$3,339,902	$2,895,209	15.4%
Capitalization of CFC	$7,685	$98,674	$128,870	-23.4%
Gross profit	$115,758	$1,486,260	$1,274,264	16.6%
Gross profit adjusted by capitalization of CFC	$123,443	$1,584,934	$1,403,134	13.0%
Operating income	$61,807	$793,569	$709,213	11.9%
Operating income adjusted by capitalization of CFC	$69,492	$892,242	$838,083	6.5%
Interest expense, net	$4,927	$63,254	$17,028	-
Net income	$33,598	$431,379	$525,996	-18.0%
Adjusted EBITDA (a)	$82,560	$1,060,017	$971,714	9.1%
Gross margin	30.8%	30.8%	30.6%
Gross margin adjusted by capitalization of CFC	32.8%	32.8%	33.7%
Operating margin	16.4%	16.4%	17.0%
Operating margin adjusted by capitalization of CFC	18.5%	18.5%	20.1%
Adjusted EBITDA margin	22.0%	22.0%	23.3%
Earnings per share in Ps.		1.29	1.57
Earnings per ADR presented in U.S.$ (b)	0.60		0.73
Weighted average shares outstanding (MM)	334.8	334.8	334.9
Days of accounts receivables	22	22	21
Days of inventory	677	677	707
Days of Inventory (w/o land)	328	328	327

(a) Adjusted EBITDA is not a financial measure computed under Mexican Financial Reporting Standards (MFRS). Adjusted EBITDA as derived from our MFRS financial information means MFRS net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, valuation effects of derivative instruments and monetary position gain or loss), including CFC, capitalized to land balances, that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for reconciliation of net income to Adjusted EBITDA for the second quarter of 2010 and 2009.

(b) US$ values estimated using an exchange rate of Ps.12.8394 per US$1.00. Common share/ADR ratio: 6:1

SECOND QUARTER 2010 RESULTS

Operating Results

Homex had operations in 34 cities and 21 states across Mexico as of June 30, 2010.

Titled volume. During the second quarter of 2010, titled home volume totaled 12,312 homes, an increase of 3.3 percent when compared to the second quarter of 2009, mainly driven by the Company’s strategy of focusing on the most profitable segments of the market with a product offering that is affordable for families who earn between two to eleven times the minimum wage. During the second quarter of 2010, homes affordable for these segments accounted for 11,732 or 95.3 percent of total sales volume compared to 11,038 or 92.6 percent for the same period in the previous year. During the second quarter of 2010, homes affordable for families who earn above eleven times the minimum wage decreased 33.9 percent to 580 homes from 877 homes during the second quarter of 2009. The volume of homes priced above Ps.450 thousand represented 4.7 percent of total sales volume during the second quarter of 2010, a decrease of 265 basis points when compared to 7.4 percent that the volume in these segment represented during the second quarter of 2009 as a result of the Company’s proactive strategy to increase its concentration in homes affordable for low income families.

VOLUME
	2Q'10	2Q'09	Change 2Q10 / 2Q09

Affordable-entry (from 2 to 11 times MW*)	11,732	11,038	6.3%
Middle income (more than 11 times MW*)	580	877	-33.9%
Total volume	12,312	11,915	3.3%

*MW: Minimum Wage

SECOND QUARTER 2010 RESULTS

The average price for all titled homes during the second quarter of 2010 was Ps.378 thousand, an increase of 8.6 percent when compared to the second quarter of 2009. Homex’s average price is a reflection of the Company’s strategy to follow the market’s mortgage value, demand trends and niche opportunities. As a result, the Company has identified opportunities to increase its participation in the most profitable segments with a product offering that is affordable for families who earn between two to eleven times minimum wage, resulting in a higher average price for this segment. At the same time, Homex’ average price in homes affordable for families who earn above eleven times the minimum wage increased as a result of the effective titling of homes delivered during 2009 to FOVISSSTE clients who were pre-approved for a FOVISSSTE mortgage of more than Ps.500 thousand.

AVERAGE PRICE
	2Q'10	2Q'09	Change 1Q10/ 2Q09

Thousands of pesos
Affordable-entry (2 to 11 times MW*)	$351	$306	14.6%
Middle income (more than 11 times MW*)	$914	$871	5.0%
Average price for all homes	$378	$348	8.6%

*Minimum Wage
* The Company categorized its products sold during the quarter according to MW ranges presented above.

Mortgage financing. For the second quarter of 2010, 59.6 percent of the Company’s titled homes were through INFONAVIT. During the second quarter of 2010 the Company increased its collected units market share through INFONAVIT to 5.6 percent from 5.3 percent during the first quarter of 2010, evidencing the Company’s improved titling process within INFONAVIT. At the same time, Homex has continued to increase its participation in FOVISSSTE’s mortgage program, and, as a result, financing from FOVISSSTE represented 27.0 percent of total titled units. The remainder of Homex’ customers were mainly financed by commercial banks and other state housing funds.

SECOND QUARTER 2010 RESULTS

Geographic expansion. During the second quarter of 2010, Homex maintained its strategy of consolidating its presence in the regions where the Company has existing operations. As such, Homex did not open operations in any new city at Mexico during the period.

SECOND QUARTER 2010 RESULTS

Financial Results

Revenues increased 15.7 percent in the second quarter of 2010 to Ps.4,826 million from Ps.4,169 million in the same period of 2009. Total housing revenues in the second quarter of 2010 increased 12.2 percent, mainly driven by an increase in the average price for all homes. Homes affordable for families who earn between two to eleven times the minimum wage increased 21.9 percent during the second quarter of 2010, driven by a 14.6 percent increase in the average price for homes titled in the segment as a result of the Company’s strategy of focusing on the most profitable segments within a product offering that is affordable for low income families. At the same time, during the quarter the Company registered revenues of Ps.48.6 million from its first pilot project at Sao Jose dos Campos, Brazil. Revenues from titled homes affordable for families who earn above eleven times the minimum wage decreased by 30.6 percent in line with the Company’s strategy to reduce its exposure to the segment in light of limited mortgage financing from sofoles as well as stricter origination criteria from commercial banks. As a percentage of total revenues, homes affordable for families who earn between two to eleven times the minimum wage increased to 85.4 percent in the second quarter of 2010 from 81.1 percent in the second quarter of 2009. Importantly, other revenues increased to Ps.174.1 million from Ps. 23.3 million, as a result of building services contracts with Mexico’s federal government.

REVENUES BREAKDOWN
	2Q'10	2Q'09	Change 2Q10 / 2Q09
Thousands of pesos
Affordable-entry (from 2 to 11 times MW*)	$4,121,818	$3,382,560	21.9%
Middle income (more than 11 times MW*)	$530,236	$763,592	-30.6%
Total housing revenues	$4,652,053	$4,146,152	12.2%
Other revenues	$174,109	$23,321	646.6%
Total revenues	$4,826,162	$4,169,473	15.7%

SECOND QUARTER 2010 RESULTS

Gross profit as a percentage of total sales increased to 30.8 percent in the second quarter of 2010 from 30.6 percent in the same quarter of last year, mainly as a result of a lower impact on capitalized Comprehensive Financing Cost (“CFC”) in COGS pursuant to the application of MFRS D-6. Pursuant to the application of MFRS D-6, which was initiated in 2007, the Company is required to capitalize a portion of its Comprehensive Financing Cost (“CFC”), which includes interest expense, exchange gains and losses and monetary position gains and losses and to apply capitalized CFC to the cost of sales as the related inventory is titled in future periods.

During the second quarter of 2010 and pursuant to MFRS D-6, the Company capitalized in COGS a non-cash foreign exchange loss of Ps.43.4 million, derived from the 3.1 percent quarter -over-quarter depreciation of the Mexican peso against the U.S dollar compared to a non-cash foreign exchange gain of Ps.23.3 million during the same period last year, mainly driven by the 8.4 percent quarter -over-quarter appreciation of the Mexican peso against the U.S dollar during the same period of 2009. Capitalized interest expense decreased to Ps.54.3 million during the second quarter of 2010 compared to Ps.156.2 million in the second quarter of 2009.

The decrease in capitalization during the second quarter of 2010 ultimately caused the Company’s capitalized

CFC to decrease 23.4 percent to Ps.98.7 million compared to Ps.128.9 million during the same period last year. On a pro-forma basis (without considering the application of MFRS D-6 in 2009 and 2010) Homex’ gross margin for the quarter was 32.8 percent as compared to 33.7 percent during the same period of the previous year mainly driven by lower margins at the Company’s international division, a lower contribution of titled homes with a price above Ps.450 thousand, and building services contracts with Mexico’s federal government.

CAPITALIZATION OF COMPREHENSIVE FINANCING COST (CFC)	2Q'10	2Q'09	C hange 2Q10 / 2Q09
COST OF SALES
Exchange (gain) loss	$43,433	-$23,314	-
Interest expense	54,299	156,217	-65.2%
Inflation accounting accumulated effect	942	-4,033	-
Total capitalization of CFC	$98,674	$128,870	-23.4%

SECOND QUARTER 2010 RESULTS

CAPITALIZATION OF COMPREHENSIVE FINANCING COST (CFC)	As of June 30, 2010	As of June 30, 2009	Change 10 / 09
INVENTORY
Exchange (gain) loss	$45,021	$144,666	-
Interest expense	736,322	$464,237	58.6%
Inflation accounting accumulated effect	-9,655	-$15,574	-
Total capitalization of CFC	$771,687	$593,328	30.1%

Selling general and administrative expenses (SG&A) . As a percentage of total revenues for the second quarter of 2010 increased 80 bps to 14.4 percent from 13.6 percent for the second quarter of 2009. The increase in SG&A was primarily a result of the addition of personnel in Homex’ international and tourism divisions, an expense which was not yet offset by additional revenue contributions from those divisions.

SELLING, AND ADMINISTRATIVE EXPENSES
Thousands of pesos	2Q'10	% of Total revenues	2Q'09	% of Total revenues	Change 2Q10 / 2Q09
Selling and administrative expenses	$669,928	13.9%	$542,288	13.0%	23.5%
Beta Trademark amortization	$22,764	0.5%	$22,764	0.5%	0.0%
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$692,692	14.4%	$565,051	13.6%	22.6%

SECOND QUARTER 2010 RESULTS

Operating income . During the second quarter of 2010, operating income increased 11.9 percent to Ps.793.6 million from Ps.709.2 million during the same period of 2009, driven by higher revenue and lower capitalization of CFC. Operating income as a percentage of revenues was 16.4 percent in the second quarter of 2010 compared to 17.0 percent during 2009. On a pro-forma basis (without considering the application of MFRS D-6 in 2009 and 2010) Homex’ operating margin for the second quarter of 2010 was 18.5 percent compared to 20.1 percent during the same period of last year. The lower margin is mainly driven by lower gross margin and higher SG&A expenses, as explained above.

Net comprehensive financing cost (CFC) during the second quarter of 2010 was Ps.62.4 million compared to a gain of Ps.8.3 million registered during the second quarter of 2009. The higher cost of financing during the second quarter of 2010 reflects higher interest expense in the period as well as the recognition of a foreign exchange loss compared to a foreign exchange gain during the same quarter of last year.

a)        Net interest expense increased to Ps.63 million during the second quarter of 2010 from Ps.17 million for the same period in the prior year, mainly driven by higher commissions paid by the Company to INFONAVIT and FOVISSSTE in relation to titled units.

b)        Foreign exchange loss registered in the second quarter of 2010 was Ps. 882.4 thousand compared to a gain of Ps.25.2 million in 2009.

During the second quarter of 2010, the Company’s accrued interest related to its outstanding debt was Ps. 369.9 million compared to Ps. 244.9 million during the same period of last year. The quarter -over-quarter increase is driven by a 22.9 percent year-over-year total debt increase as well as from higher paid commissions to INFONAVIT and FOVISSSTE in relation to titled units.

SECOND QUARTER 2010 RESULTS

Foreign exchange gain or loss. As of June 30, 2010, Homex’ U.S. Dollar denominated debt relates to the issuance of two bonds, a US$250 million bond issued in 2005 and a US$250 million bond issued in 2009, each with a single principal payment due at maturity in 2015 and 2019, respectively. Regarding its 2015 US$250 million bond, the Company has an interest -only swap that effectively minimizes the exchange risk in the interest payments for the 2010-2012 period. Regarding its 2019 US$250 million bond, Homex has entered into a principal -only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has entered into an interest -only swap for the first three years at an effective exchange rate of 11.67 pesos per dollar, considering TIIE (Mexico’s reference rate) at 4.95 percent. The hedging instrument for Homex 2015 bond has a positive mark-to-market value of approximately Ps.15 million registered, in the P&L.

Net income for the second quarter of 2010 was Ps.431.4 million compared to Ps.525.9 million reported in the same period of 2009. The lower result during the second quarter of 2010 is driven by the SG&A increase as previously explained, the recognition of a FX loss compared to a FX gain during the same period last year, as well as a higher effective tax rate which increased from 29.4 percent during the second quarter of 2009 to 40.5 percent during the second quarter of 2010. The higher effective tax rate derives from a tax provision in relation to a tax strategy, where Homex expects to recover approximately Ps. 249 million related to taxes. Please refer to Note 23 (f) of the Company’s 2009 Audited Financial Statements.

Earnings per share for the second quarter of 2010 decreased to Ps.1.29, as compared to Ps.1.57 reported in the second quarter of 2009.

SECOND QUARTER 2010 RESULTS

Adjusted EBITDA during the second quarter of 2010 increased 9.1 percent to Ps.1,060 million from Ps.972 million reported in the same period of the last year. As a percentage of sales, adjusted EBITDA was 22.0 percent, in line with the Company’s yearly guidance of 21 to 22 percent.

The following table sets forth a reconciliation of net income to Adjusted EBITDA for the second quarter 2010 and 2009.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION
Thousands of pesos	2Q'10	2Q'09
Net Income	$431,379	$525,996
Depreciation	$95,789	$92,572
Capitalization of CFC	$98,674	$128,870
Beta Trademark amortization	$22,764	$22,764
Net comprehensive financing cost	$62,372	-$8,261
Income tax	$315,732	$216,381
Minority interest	$33,308	-$6,607
Adjusted EBITDA	$1,060,017	$971,714

Land reserve. As of June 30, 2010, Homex’ land reserve was 82.7 million square meters, which includes both titled land and land in the process of being titled (without considering optioned land). This is equivalent to 405,925 homes, of which 374,764 are reserved for homes in a price range between Ps.185 to Ps.450 thousand and 31,161 represent land suitable to build homes of a price point above Ps.450 thousand, as well as land reserved for our Brazilian operations. Homex’ land inventory value as of June 30, 2010, was Ps.12.7 billion (US$993 million) .

During 2010, Homex has continued to follow a conservative replacement strategy for land bank acquisitions, thus minimizing investments. During the second quarter, the Company did not execute any land invesment from its 2010 land acquisition plan of aproximately Ps.900 milllion.

SECOND QUARTER 2010 RESULTS

Liquidity. During the second quarter of 2010, the Company maintained its debt position stable at Ps.10,635 million compared to Ps.10,631 million as of March 31, 2010. As of June 30, 2010, Homex’ weighted average debt maturity was 5.2 years, with 61 percent of the Company’s debt maturing between 2015 and 2019. The Company had net debt of Ps.7,609 million as of June 30, 2010 including the effects of depreciation of the Mexican peso relative to the U.S. dollar. With respect to interest coverage, (without considering adjustments pursuant to MFRS D-6 and only considering accrued interest for the period), Homex’ adjusted EBITDA -to-Net Interest Expense ratio was 3.5x in the second quarter of 2010. As of June 30, 2010, the Company had the following liquidity ratios:

  Net debt: Ps.7,609 million

  Net debt-to-adjusted EBITDA ratio: 1.95x

  Debt- to- total- capitalization ratio: 49 percent

Working Capital Cycle

On a sequential basis, accounts receivable increased 5 days to 22 days from 17 days as of 1Q10 as a result of a longer collection process.

As of June 30, 2010, total inventory decreased 23 days to 677 days compared to 700 days as of March 31, 2010.

Accounts payable days decreased 13 days to 104 days, from 117 days as of 1Q10 as a result of a reduction on accounts payable related to land suppliers which decreased to 26 days from 40 days.

Importantly, accounts payable related to material suppliers was stable at 78 days from 77 days, as a result of our proactive strategy to emphasize work with materials and goods producers who have a stronger financial position than local suppliers or distributors.

During the second quarter of 2010, the Company achieved positive quarterly free cash flow of Ps. 181 million, as a result of increased sales and lower land purchases, in line with the Company’s strategy to preserve cash.

SECOND QUARTER 2010 RESULTS

WORKING CAPITAL CYCLE	2Q'10	1Q'10
Inventory* days	677	700
Turnover accounts receivable days	22	17
Turnover accounts payable days	104	117
Total Working Capital Cycle	595	600

*Includes land inventory, construction- in- process and construction materials.
 Figures are unaudited.

2010 Guidance : The Company reaffirms its guidance for 2010 as published in December 2009:

2010 COMPANY GUIDANCE
Guidance 2010
Revenue growth	12.0% to 14.0%
Adjusted EBITDA margin (%)	21.0% to 22.0%

* Revenue and EBITDA guidance are stated considering the application of INIF 14

SECOND QUARTER 2010 RESULTS

Recent Business Developments

Homex Tourism Division Completes Transaction for New Tourism Development at Loreto, Baja California

On July 20, 2010 Homex Tourism Division closed on a transaction, acquiring the equity quotas representing 100 percent of CT Commercial Properties, S. de R.L. de C.V. and CTPROP, S. de R.L. de C.V., two companies which were adjudicated and became the registered owners of real estate assets in the town of Loreto, State of Baja California Sur, México.

Such assets include The Inn at Loreto Bay Hotel, The Loreto Bay Golf Course and approximately 32.6 hectares of land suitable for the construction of approximately 1,100 units among apartments and townhouses.

Commenting on such transaction, Gerardo de Nicolás, Homex’ Chief Executive Officer, said, “We are very excited about this deal and its potential for Homex’ Tourism Division. Loreto provides an opportunity for Homex to develop a unique and attractive tourism project at a privileged location, with reasonable pricing averaging US$250 thousand.

We expect that this project will be very attractive to both national and foreign prospective buyers. ”

SECOND QUARTER 2010 RESULTS

Recent Business Developments

Homex sold its investment on Orascom Housing Communities

On September 2007, Homex Global acquired 15.7 percent of the outstanding stock of Orascom Housing Communities “S.A.E.”, an associate company located in Cairo, Egypt that performs the construction and development of entry-level and middle-income housing in Egypt. During the second quarter of 2010, the Company effectively completed the sale of its total investment in this company to a third party for a total of US$4.3 million.

SECOND QUARTER 2009 RESULTS

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information please visit the Company’s web site at www.homex. com.mx; Additional information for Homex' holders of US Dollar denominated bonds is also available on the Company’s Investor Relations portal at http://www. homex. com.mx/ri/index. htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward -looking and subject to risks and uncertainties. Forward -looking statements involve inherent risks and uncertainties. We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward -looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward -looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the twelve-month period ended June 30, 2010 and 2009, which includes the Consolidated Balance Sheets as of June 30, 2010 and 2009, and the Consolidated Statements of Income and Consolidated Statement of Changes in Financial Position for the six-month period ended June 30, 2010 and 2009.

SECOND QUARTER 2010 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2010 AND 2009
(Figures in thousands of pesos)	Jun-10		Jun-09		Change 10 / 09
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,025,408	9.5%	1,517,476	5.4%	99.4%
Accounts receivable, net	1,110,524	3.5%	915,520	3.3%	21.3%
Inventories	24,759,567	77.8%	22,628,399	80.5%	9.4%
Other current assets	882,850	2.8%	664,173	2.4%	32.9%
Total current assets	29,778,350	93.6%	25,725,568	91.5%	15.8%

Property and equipment, net	1,044,815	3.3%	1,239,339	4.4%	-15.7%
Goodwill	731,861	2.3%	731,861	2.6%	0.0%
Other assets	262,857	0.8%	406,126	1.4%	-35.3%
TOTAL	31,817,883	100.0%	28,102,894	100.0%	13.2%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	484,557	1.5%	2,137,207	7.6%	-77.3%
Accounts payable	3,799,740	11.9%	5,848,546	20.8%	-35.0%
Advances from customers	1,293,548	4.1%	407,647	1.5%	217.3%
Taxes payable	1,330,543	4.2%	199,586	0.7%	566.7%
Total current liabilities	6,908,388		8,592,986		-19.6%

Long-term notes payable to financial institutions	10,150,381	31.9%	6,512,933	23.2%	55.8%
Swap payable	243,668	0.8%	0	0.0%	-
Labor obligations	108,425	0.3%	104,830	0.4%	3.4%
Deferred income taxes	3,405,102	10.7%	2,822,456	10.0%	20.6%
Total liabilities	20,815,963	65.4%	18,033,205	64.2%	15.4%
STOCKHOLDERS' EQUITY
Common stock	528,011	1.7%	528,011	1.9%	0.0%
Additional paid-in capital	3,189,020	10.0%	3,179,484	11.3%	0.3%
Retained earnings	7,211,824	22.7%	5,989,622	21.3%	20.4%
Other stockholders equity accounts	-258,698	-0.8%	55,033	0.2%	-
Excess in restated stockholders' equity	344,915	1.1%	344,915	1.2%	0.0%
Cumulative initial effect of deferred income taxes	-157,828	-0.5%	-157,828	-0.6%	0.0%
Majority stockholders' equity	10,857,244	34.1%	9,939,237	35.4%	9.2%

Minority interest	144,676	0.5%	130,452	0.5%	10.9%
TOTAL STOCKHOLDERS' EQUITY	11,001,920	34.6%	10,069,689	35.8%	9.3%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	31,817,883	100.0%	28,102,894	100.0%	13.2%

SECOND QUARTER 2010 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF SECOND QUARTER 2010 WITH SECOND QUARTER 2009
(Figures in thousands of pesos)	2Q'10		2Q'09		C hange 08 / 09
REVENUES
Affordable-entry level revenue	4,121,818	85.4%	3,382,560	81.1%	21.9%
Middle income housing revenue	530,236	11.0%	763,592	18.3%	-30.6%
Other revenues	174,109	3.6%	23,321	0.6%	646.6%
TOTAL REVENUES	4,826,162	100.0%	4,169,473	100.0%	15.7%

Cost	3,241,228	67.2%	2,766,339	66.3%	17.2%
Capitalization of CFC	98,674	2.0%	128,870	3.1%	-23.4%
TOTAL COSTS	3,339,902	69.2%	2,895,209	69.4%	15.4%

GROSS PROFIT	1,486,260	30.8%	1,274,264	30.6%	16.6%
SELLING AND ADMINISTRATIVE EXPENSES:
Selling and administrative expenses	669,928	13.9%	542,288	13.0%	23.5%
Beta Trademark amortization	22,764	0.5%	22,764	0.5%	0.0%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	692,692	14.4%	565,051	13.6%	22.6%

OPERATING INCOME	793,569	16.4%	709,213	17.0%	11.9%
OTHER (EXPENSES) INCOME, NET	49,222	1.0%	18,296	0.4%	169.0%
NET COMPREHENSIVE FINANCING COST:
Interest expense and commissions	109,406	2.3%	52,163	1.3%	109.7%
Interest income	-46,152	-1.0%	-35,135	-0.8%	-
Foreign exchange loss (gain)	-882	0.0%	-25,289	-0.6%	-
	62,372	1.3%	-8,261	-0.2%	-

INCOME BEFORE INCOME TAX	780,419	16.2%	735,769	17.6%	6.1%

INCOME TAX	315,732	6.5%	216,381	5.2%	45.9%
NET INCOME	464,687	9.6%	519,389	12.5%	-10.5%
MAJORITY INTEREST	431,379	8.9%	525,996	12.6%	-18.0%
MINORITY INTEREST	33,308	0.7%	-6,607	-0.2%	-
NET INCOME	431,379	8.9%	525,996	12.6%	-18.0%
Earnings per share	1.29	0.0%	1.57	0.0%	-18.0%

Adjusted EBITDA	1,060,017	22.0%	971,714	23.3%	9.1%

SECOND QUARTER 2010 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF INCOME COMPARISON OF SIX MONTHS 2010 WITH SIX MONTHS 2009
(Figures in thousands of pesos)	2010 Accum		2009 Accum		Change 10 / 09
REVENUES
Affordable-entry level revenue	7,092,612	84.2%	6,180,253	83.8%	14.8%
Middle income housing revenue	1,076,069	12.8%	1,140,591	15.5%	-5.7%
Other revenues	250,927	3.0%	50,651	0.7%	395.4%
TOTAL REVENUES	8,419,608	100.0%	7,371,495	100.0%	14.2%

Cost	5,655,369	67.2%	4,930,799	66.9%	14.7%
Capitalization of CFC	493,374	5.9%	342,530	4.6%	44.0%
TOTAL COSTS	6,148,743	73.0%	5,273,329	71.5%	16.6%

GROSS PROFIT	2,270,864	27.0%	2,098,166	28.5%	8.2%
SELLING AND ADMINISTRATIVE EXPENSES:
Selling and administrative expenses	1,126,025	13.4%	987,073	13.4%	14.1%
Beta Trademark amortization	45,527	0.5%	45,527	0.6%	0.0%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	1,171,552	13.9%	1,032,600	14.0%	13.5%

OPERATING INCOME	1,099,312	13.1%	1,065,566	14.5%	3.2%
OTHER (EXPENSES) INCOME, NET	41,258	0.5%	7,672	0.1%	437.8%
NET COMPREHENSIVE FINANCING COST:
Interest expense and commissions	143,832	1.7%	86,025	1.2%	67.2%
Interest income	-76,391	-0.9%	-90,473	-1.2%	-
Foreign exchange loss (gain)	18,812	0.2%	-5,259	-0.1%	-
	86,253	1.0%	-9,707	-0.1%	-
INCOME BEFORE INCOME TAX	1,054,317	12.5%	1,082,945	14.7%	-2.6%

INCOME TAX	400,641	4.8%	311,838	4.2%	28.5%
NET INCOME	653,677	7.8%	771,106	10.5%	-15.2%
MAJORITY INTEREST	619,146	7.4%	756,150	10.3%	-18.1%
MINORITY INTEREST	34,531	0.4%	14,956	0.2%	-
NET INCOME	619,146	7.4%	756,150	10.3%	-18.1%
Earnings per share	1.85		2.26		-18.1%

Adjusted EBITDA	1,863,489	22.1%	1,646,117	22.3%	13.2%

SECOND QUARTER 2009 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE PERIOD ENDED JUNE 30, 2010 AND 2009
(thousands of pesos)
	2010	2009
Net income	619,146	756,150
Non-cash items:
Depreciation	184,018	184,822
Minority interest	34,531	14,956
Amortization of Trademark Beta	45,527	45,527
Deferred income taxes	400,641	311,838
	1,283,862	1,313,294
(Increase) decrease in:
Trade accounts receivable	(707,097)	313,292
Inventories (w/land)	(1,198,208)	(715,320)
Trade accounts payable	(192,156)	(1,198,327)
Other A&L, net	345,778.76	(282,863)
Changes in operating assets and liabilities	(1,751,683)	(1,883,219)

Operating cash flow	(467,821)	(569,925)

Capex	(118,241)	(21,233)

Free cash flow	(586,062)	(591,158)

Net financing activities	359,498	840,449

Net (decrease) increase in cash and cash equivalents	(226,564)	249,291

Balance at beginning of period	3,251,972	1,268,185

Balance at end of period	3,025,408	1,517,476

SECOND QUARTER 2010 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: July 26 , 2010	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer